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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*
CompuCredit Corporation

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
204 78N 100
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            204 78N 100

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
David G. Hanna

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
13,820,286

		(6)	Shared Voting Power
323,285

		(7)	Sole Dispositive Power
13,820,286

		(8)	Shared Dispositive Power
323,285

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
14,143,571

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
30.0

(12)	Type of Reporting Person (See Instructions)
IN

ITEM 1.

(a)	Name of Issuer
CompuCredit Corporation

(b)	Address of Issuer's Principal Executive Offices
245 Perimeter Center Parkway, Suite 600 Atlanta, Georgia 30346

ITEM 2.

(a)	Name of Person Filing
The name of the person filing this statement is David G. Hanna.

(b)	Address of Principal Business Office or, if none, Residence
c/o CompuCredit Corporation 245 Perimeter Center Parkway, Suite 600 Atlanta, Georgia 30346

(c)	Citizenship
David G. Hanna is a citizen of the United States of America.

(d)	Title of Class of Securities
Common Stock, no par value per share

(e)	CUSIP Number
204 78N 100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned as of December 31, 2001: 14,143,571

David G. Hanna directly owns 6,104,283 shares of Common Stock.

Each of David G. Hanna and Frank J. Hanna, III owns 50% of the capital stock of CompuCredit Management Corporation and, as such, possess shared dispositive power over the 323,285 shares of Common Stock held by CompuCredit Management Corporation. Accordingly, each of David G. Hanna and Frank J. Hanna, III is deemed to beneficially own these 323,285 shares of Common Stock.

David G. Hanna is the sole trustee of Bravo Trust Two, whose beneficiaries are David G. Hanna and members of his immediate family. David G. Hanna is deemed to beneficially own the 7,168,957 shares of Common Stock held by Bravo Trust Two.

David G. Hanna is the sole trustee of Rainbow Trust Two, whose beneficiaries are David G. Hanna and members of his immediate family. David G. Hanna is deemed to beneficially own the 547,046 shares of Common Stock that are issuable upon conversion of the 5,000 shares of Series B Preferred Stock held by Rainbow Trust Two. Each share of Series B Preferred Stock is convertible, at any time, into 109.4 shares of Common Stock (assuming unadjusted initial conversion price of $9.14).

(b)	Percent of class: 30.0

The above percentage is based upon the 46,559,165 shares of Common Stock outstanding as of December 31, 2001, plus the 547,046 shares of Common Stock which are issuable upon the conversion of the Series B Preferred Stock.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 13,820,286

David G. Hanna directly holds 6,104,283 shares of Common Stock. As sole trustee of Bravo Trust Two, David G. Hanna possesses the sole power to vote 7,168,957 shares of Common Stock held by Bravo Trust Two. As sole trustee of Rainbow Trust Two, David G. Hanna possesses the sole power to vote 547,046 shares of Common Stock which are issuable upon conversion of the 5,000 shares of Series B Preferred Stock held by Rainbow Trust Two. (The Series B Preferred Stock votes on an as-converted basis). In the aggregate, Mr. Hanna possesses the sole power to vote 13,820,286 shares of Common Stock.

(ii) Shared power to vote or to direct the vote 323,285

David G. Hanna owns 50% of the capital stock of CompuCredit Management Corporation, which holds 323,285 shares of Common Stock. Accordingly, David G. Hanna is deemed to share the power to vote the 323,285 shares of Common Stock held by CompuCredit Management Corporation.

(iii)	Sole power to dispose or to direct the disposition of 13,820,286

David G. Hanna directly holds 6,104,283 shares of Common Stock. As sole trustee of Bravo Trust Two, David G. Hanna possesses the sole power to dispose of 7,168,957 shares of Common Stock held by Bravo Trust Two. As sole trustee of Rainbow Trust Two, David G. Hanna possesses the sole power to dispose of 547,046 shares of Common Stock which are issuable upon conversion of the 5,000 shares of Series B Preferred Stock held by Rainbow Trust Two. In the aggregate, Mr. Hanna possesses the sole power to dispose of 13,820,286 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of 323,285

David G. Hanna owns 50% of the capital stock of CompuCredit Management Corporation, which holds 323,285 shares of Common Stock. Accordingly, David G. Hanna is deemed to share the power to dispose of the 323,285 shares of Common Stock held by CompuCredit Management Corporation.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

        Not Applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002

/s/ David G. Hanna
David G. Hanna

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SIGNATURE